Exhibit 3.1

AMENDMENT NO. 3 TO AMENDED AND RESTATED TRUST AGREEMENT DATED DECEMBER 18, 2008, AS AMENDED

OF

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

Pennsylvania Real Estate Investment Trust, a business trust organized and existing under the laws of the Commonwealth of Pennsylvania (“PREIT”), hereby certifies that, pursuant to the authority conferred upon the Board of Trustees of PREIT (the “Board of Trustees”) by the Trust Agreement As Amended and Restated dated as of December 18, 2008 (the “Trust Agreement”) and in accordance with 15 Pa. C.S. Chapter 95, the Board of Trustees has duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that the Trust Agreement is hereby amended by inserting the following paragraph as a new Paragraph 8.G:

“G. Common Share Reverse Share Split

Without any other action on the part of the Trust or any other person, effective immediately on June 16, 2022 (the “Effective Time”), each 15 shares of the Trust’s Common Shares issued and outstanding (the “Old Common Shares”) shall automatically, without further action on the part of the Trust or any holder of Old Common Shares, convert into one fully paid and nonassessable Common Share (the “New Common Share”). The conversion described in the foregoing sentence shall be collectively referred to herein as the “Common Share Reverse Share Split,” and such split factor of 1/15 shall be referred to as the “Common Share Reverse Split Factor.” Further, the total number of beneficial interests that are authorized pursuant to the first paragraph of Paragraph 8 shall be adjusted by multiplying the total number of authorized beneficial interests pursuant to the first paragraph of Paragraph 8 by the Common Share Reverse Split Factor. No fractional Common Shares shall be issued upon the Common Share Reverse Share Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Trust shall pay cash equal to such fraction multiplied by the closing price of a Common Share on the New York Stock Exchange on the day immediately preceding the Effective Time, then subsequently multiplying that total by 15. From and after the Effective Time, any Common Share certificates that, immediately prior to the Effective Time, represented Old Common Shares shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of New Common Shares into which such Old Common Shares have been converted in the Common Share Reverse Share Split pursuant to this Paragraph 8.G.

All restricted shares, restricted share units, performance share units and options (together, the “Equity Awards”) outstanding at the Effective Time be, and the same hereby are, adjusted as of the Effective Time as follows: the number of Common Shares that each such Equity Award entitles the holder to earn will be multiplied by the Common Share Reverse Split Factor rounded down to the nearest whole Common Share and the exercise price per Common Share under outstanding options will be divided by the Common Share Reverse Split Factor.”

IN WITNESS WHEREOF, Pennsylvania Real Estate Investment Trust has caused this Amendment to be executed and delivered on its behalf by its Chief Executive Officer and certified by its Secretary on this 15th day of June, 2022.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

By:	/s/ Joseph F. Coradino
Joseph F. Coradino Chief Executive Officer

Certified:

By:	/s/ Lisa M. Most
Lisa M. Most Secretary